Guinness Atkinson Funds
21550 Oxnard Street, Suite 850
Woodland Hills, CA 91367

December 1, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
 Washington, DC 20549

Attn: Division of Investment Management

Re:	Guinness Atkinson Funds File Nos. 33-75340; 811- 08360 (the “Registrant”)

On behalf of the Registrant, this letter is in response to comments provided by Mr. Ken Ellington and Ms. Ashley Vroman of the staff of the Securities and Exchange Commission (the "Commission") by telephone on October 28, 2015, to the Registrant’s Summary Prospectuses and the December 31, 2014 Annual Report included on Form N-SCR.

Global Innovators Fund

1.	The geographic breakdown table in the Global Innovator Fund (the “Fund”) September 30, 2015 Factsheet on the Funds’ website shows the Fund having approximately 75% in the U.S., explain how the Fund complies with the Prospectus disclosure that it will invest at least 40% of its assets in global securities.

RESPONSE: The percentages presented in the geographic breakdown table on the Factsheet are based on the issuer’s country of domicile. As defined in the Fund’s Prospectus dated May 1, 2015, a “global security” means a security issued by a company with significant business activities outside the U.S., including, but not limited to:

•	Having significant assets, revenues or profits coming from outside the U.S.;
•	Operating significant business activities outside the U.S.;
•	Having shares principally traded on an exchange or market outside the U.S.;
•	Organized under the laws of a country other than the U.S.;
•	Receiving significant economic inputs (including but not limited to raw materials, components or supplies) from sources outside the U.S.;
•	Forming part of a benchmark of an index and identified by the index creator as a non-U.S. security; or
•	Accessing capital markets outside the U.S.

The Fund’s advisor has identified the following U.S. domiciled companies as having significant (i.e., 50% or more) revenues coming from outside the U.S., and includes these positions in determining that it has invested at least 40% of the Fund’s assets in “global securities” as set forth in its prospectus. After taking into consideration these global securities of approximately 37% with the non-U.S. domiciled companies (approximately 60% as of September 30, 2015), the Fund’s investment in global securities is above the 40% threshold.

The following securities were determined by the Advisor to be “global securities” in accordance with its prospectus definitions:

Security Name	Value at 09/30/15	% of Fund Net Assets
Intel Corp.	$6,781,801	4.21%
NVIDIA Corp.	5,867,070	3.64%
Danaher Corp.	5,808,766	3.61%
Oracle Corp.	5,641,222	3.50%
Google Inc. – A Shares	5,585,738	3.47%
QUALCOMM Inc.	5,428,342	3.37%
PTC Inc.	5,426,588	3.37%
VeriFone Systems Inc.	5,379,620	3.34%
Schlumberger Ltd.	5,224,478	3.24%
PayPal Holdings Inc.	4,898,422	3.04%
Applied Materials Inc.	4,264,654	2.65%
	$60,306,699	37.46%

2.	Supplementally, in the correspondence dated and filed on October 31, 2013, the statement (emphasize added) that “For each of these issuers, the advisor determined that one or more of the advisor’s criteria for “global securities” was satisfied; revenues outside the U.S. exceeded U.S. sourced revenues; outlets and branches outside the U.S. exceeded U.S. outlets and branches; substantial (more than 25%) profits, operating contributions, or revenues were derived from non-U.S. activities, and negative U.S. revenues combined with positive non-U.S. revenues.” is not appropriate. The criteria used for determining an issuer’s profits from outside of the U.S. should be the same as those used in determining revenues from outside of the U.S.

RESPONSE: The Registrant confirms that the Fund will apply the same criteria for determining an issuer’s significant profits (e.g., 50% or more) from outside of the U.S. as those used for determining significant revenues (50% or more) from outside the U.S.

Summary Prospectuses –web site address

3.	The website address in the legend of the summary prospectuses for all funds should be specific enough to lead investors directly to the statutory prospectus and other required information, not just the home page of the Web site on which the materials are posted.

RESPONSE: The Registrant will amend the Funds’ Summary Prospectus to include the exact Web site location of the required documents in the legend.

If you have any questions or additional comments, please contact the undersigned at (626) 914-1041.

Sincerely,

/s/ Rita Dam
Rita Dam